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American Home Mortgage
538 Broadhollow Road
Melville, NY 11747
(516) 396-7700

June 20, 2007

Via Facsimile

Ms. Hanna Teshome
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

American Home Mortgage Securities LLC,
Form S-3 Registration Statement
File No.: 333-143252

Dear Ms. Teshome:

In connection with the above-captioned registration statement, we wish to advise you that we hereby request that the effective date of such registration statement be accelerated so that the same will become effective on June 21, 2007 at  5:00 p.m. EST or as soon as practicable thereafter.

The registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AMERICAN HOME MORTGAGE SECURITIES LLC

By:	/s/ Alan B. Horn
Name:	Alan B. Horn
Title:	Executive Vice President